Exhibit 99.1

Province of Manitoba

2012/13 Quarterly Financial Report

April to December 2012

CONTENTS

Introduction

Quarterly Financial Results

Economic Performance and Outlook

INTRODUCTION

Budget 2012 provided the financial overview of the Government Reporting Entity (GRE), which includes core government and Crown organizations, government business entities and public sector organizations such as regional health authorities, school divisions, universities and colleges. Manitoba’s summary budget aligns with the accounting standards set by the Public Sector Accounting Board (PSAB) and fully reflects Generally Accepted Accounting Principles (GAAP). A summary budget presents a more complete picture of how the provincial government and the other related entities operate as a whole and what the total cost is of providing services and programs to people in Manitoba.

The financial information in this quarterly financial report is presented in the same format as the budget. The third quarter financial report presents information on the GRE for the nine months ending December 31, 2012, as well as an updated financial forecast for the current fiscal year. The report also contains an economic performance and outlook.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2012

GOVERNMENT REPORTING ENTITY (GRE)

The summary forecast for fiscal year 2012/13 projects a net loss of $583 million, a negative variance of $123 million from the budgeted net loss of $460 million.

The third quarter Core Government revenue projection shows deterioration from the second quarter projection. Slower than anticipated economic growth is projected to result in a negative variance in the Retail Sales Tax ($55 million) and Manitoba Lotteries ($24 million) revenues. Service Fees and Other Miscellaneous Charges are also projected below budget ($20 million), with a projected positive variance in both the Individual ($47 million) and Corporation ($42 million) Income Taxes providing an offset.

Revenue forecasts in the Other Reporting Entities are $72 million lower than budget, resulting in a summary revenue variance that is $88 million lower than budget.

Projected expenditures in core government have improved from the forecast at the end of the second quarter but continue to be higher than budget, primarily due to significant pressures in the areas of public safety services ($31 million), disability programs ($22 million), child protection ($23 million), agriculture income supports ($16 million) and the Education Property Tax Credit ($13 million). The negative variance in core government expenditure is offset by a $150 million under expenditure projected for the Other Reporting Entities.

Projection of Summary Net Income/(Loss)

For the Fiscal Year Ending March 31, 2013

UNAUDITED

	2012/13 Third Quarter Forecast			2012/13 Budget
		Consolidation			Consolidation
	Core	Impacts and Other		Core	Impacts and Other		Summary
(Millions of Dollars)	Government	Reporting Entities	Summary	Government	Reporting Entities	Summary	Variance

Revenue	11,143	2,621	13,764	11,159	2,693	13,852	(88)
Expenditure	11,825	2,579	14,404	11,696	2,729	14,425	(21)
In-Year Adjustment/Lapse	(17)	(40)	(57)	(33)	(80)	(113)	56

NET RESULT FOR THE YEAR	(665)	82	(583)	(504)	44	(460)	(123)
Transfer from Fiscal Stabilization Account	12	(12)	-	56	(56)	-	-

NET INCOME (LOSS)	(653)	70	(583)	(448)	(12)	(460)	(123)

Note:  See page 4 for additional information on the Fiscal Stabilization Account (FSA).

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2012

QUARTERLY FINANCIAL RESULTS

The unaudited net result of the Government Reporting Entity for the first nine months of the fiscal year is a net income of $99 million which is a positive variance of $113 million over the estimated loss of $15 million.

The nine-month positive revenue variance of $24 million is primarily due to higher than anticipated corporate and individual income taxes in core government.

Expenditures are $89 million lower than budget primarily resulting from the timing of payments in Education and lower than budgeted expenditures forecast in Health and Healthy Living.

Government Reporting Entity Operating Statement

UNAUDITED

	Year-to-Date to December 31
	2012/13			2011/12
($000s)	Actual	Estimated	Variance	Actual
Revenue
Income Taxes	2,379,945	2,354,208	25,737	2,210,860
Other Taxes	2,961,345	2,984,934	(23,589)	2,627,063
Fees and Other Revenue	1,485,255	1,462,415	22,840	761,618
Federal Transfers	2,930,411	2,932,903	(2,492)	2,945,084
Net Income of Government Business Enterprises	462,337	463,827	(1,490)	403,738
Sinking Funds and Other Earnings	198,318	195,249	3,069	61,678

Total Revenue	10,417,611	10,393,536	24,075	9,010,041

Expenditure
Health and Healthy Living	4,002,433	4,126,058	(123,625)	3,632,154
Education	2,622,389	2,598,375	24,014	1,865,018
Family Services	789,017	797,153	(8,136)	749,346
Community, Economic and Resource Development	1,706,370	1,728,726	(22,356)	1,651,165
Justice and Other Expenditures	578,444	566,644	11,800	927,500
Debt Servicing Costs	620,449	591,431	29,018	328,599

Total Expenditure	10,319,102	10,408,387	(89,285)	9,153,782

NET INCOME (LOSS)	98,509	(14,851)	113,360	(143,741)

Core government revenue and expenditure details are provided in Appendix I and II on pages 9 and 10.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2012

INFRASTRUCTURE AND CAPITAL ASSET RENEWAL

Expenditures for infrastructure and capital asset renewal in 2012/13 are forecast to be $1.4 billion to support continued economic growth, reduce the maintenance burden and provide for the services Manitobans need in the future. The projects are supported by $29 million in federal recoveries.

Based on principles of sound financial management, Manitoba has been able to increase the assets of the province while maintaining a manageable level of debt. Budget 2012 provided the resources to continue upgrading Manitoba’s roads and highways, wastewater treatment plants, health facilities across the province, building and restoring much needed social housing and modernizing our schools and post-secondary institutions.

As borrowings may be used to finance capital related projects, net debt may grow in absolute terms from time to time as needed investments in capital assets – like the Red River Floodway, highway infrastructure and economic stimulus investments – are made. It is therefore important to measure change in net debt against the growth of the economy. As a result of the decision to continue to invest in infrastructure projects, Budget 2012 projected an increase in the net debt to GDP ratio to 27.4%. For fiscal year 2012/13 summary net debt to GDP is currently forecast to be 27.1%.

Core government capital investment details are provided in Appendix III on page 11.

SPECIAL ACCOUNTS

Fiscal Stabilization

The budgeted draw for 2012/13 includes health-related programming of $8 million and $4 million for requirements related to ecoTrust funds.

There is a legislated requirement to dedicate at least $600 million of the funds set aside in this Account to retire a portion of the debt and interest expense associated with the core government operating shortfalls incurred during the economic recovery period. Budget 2012 included a draw of $44 million for interest expense. In recognition of lower than projected interest rates in the economic recovery period, these funds will be reallocated to debt payment in future years.

Pension Assets

The trust conditions of the funds held in the Pension Asset Fund are irrevocably restricted for pension purposes only. As a result of this restriction, these funds are classified as pension assets and will be accounted for and reported in keeping with GAAP for senior governments.

The fund balance at the end of 2012/13 is projected to be lower than budgeted due to lower forecasted net investment earnings, and higher than anticipated payments to the Teachers’ Retirement Allowances Fund and Civil Service Superannuation Fund.

Net investment earnings include the expected rate of return during the year and adjustments to market related value. Under GAAP, market fluctuations of pension assets are not recorded in the year in which they occur, but are recognized over the employee average remaining service life (EARSL).

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2012

PROVINCIAL BORROWINGS,

GUARANTEES AND OBLIGATIONS

Manitoba’s borrowing requirement identified in Budget 2012 was $3.7 billion including refinancing of $2.0 billion and new cash requirements of $2.5 billion, offset by estimated repayments of $812 million.

New cash requirements are necessary for general government purposes, capital investments by departments, health facilities, post-secondary institutions and Manitoba Hydro. Estimated repayments are primarily for departmental capital investment and general purpose borrowings.

At the end of the third quarter, Manitoba’s borrowing requirement remains unchanged at $3.7 billion due to increased borrowing for general government purposes offset by reduced borrowing for capital investments and Manitoba Hydro.

The total of outstanding borrowings, guarantees and obligations reflect the province’s gross borrowing obligations, but it does not take into consideration liquid assets available to pay down those obligations. While the total of outstanding provincial borrowings fluctuates during the fiscal year as a result of the timing of borrowing activities of the province, the year-end forecast is as shown in the table on the following page.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2012

Provincial Borrowings, Guarantees and Obligations

	2012/13 Forecast		March 31, 2012
Provincial Borrowings, Guarantees and Obligations[1]	$ millions	$ Per Capita*	$ millions	$ Per Capita*
General Government Programs	8,530	6,732	8,129	6,494
General Government Programs - Pension Liability	2,595	2,048	2,595	2,073
The Manitoba Hydro-Electric Board	9,608	7,583	8,999	7,189
Other Crown Organizations	2,247	1,773	1,926	1,539
Health Facilities	1,162	917	1,094	874
Other	27	21	37	30
Capital Investments	3,668	2,895	3,195	2,553

Subtotal[2]	27,837	21,969	25,975	20,752

Other Obligations
Pension Liability	6,892		6,697
Pension Asset Fund	(5,083)		(5,063)

Net Pension Liability	1,809		1,634
Debt incurred for and repayable by The Manitoba Hydro-Electric Board	(9,445)		(8,742)
Education and Health Debt held by Government Enterprises	505		505
Other Debt of Crown Organizations	266		266

Subtotal	(6,865)		(6,337)

Total Provincial Borrowings, Guarantees and Obligations	20,972		19,638

Adjustments to arrive at Summary Net Debt
Guarantees	(166)		(257)
Net Financial Assets	(4,687)		(4,870)

Summary Net Debt[3]	16,119	12,722	14,511	11,593

Summary Net Debt as a percentage of GDP	27.1%		25.5%

Notes: Provincial Borrowings, Guarantees and Obligations

1.	Provincial borrowings, guarantees and obligations are net of sinking funds.

2.

Provincial Borrowings and Guarantees are payable in Canadian and U.S. dollars. As at December 31, 2012, total provincial borrowings and guarantees were payable 93% in Canadian dollars and 7% in U.S. dollars. Of this total, General Government Program borrowing and Other Crown organizations borrowings were 100% payable in Canadian dollars. The Manitoba Hydro-Electric Board borrowings were payable 79% in Canadian dollars (78% at March 31, 2012) and 21% in U.S. dollars (22% at March 31, 2012).

3.

Net financial assets and summary net debt as a percentage of GDP include the projected impact of other comprehensive income (OCI). Changes in OCI are based upon market value measurements at year end, and reflect a change to the book value of investments held by GBEs and the value of the Canadian dollar against the U.S. dollar on U.S. debt held by The Manitoba Hydro-Electric Board. The OCI forecast does not impact summary net income.

*	The per capita data is based upon population figures at July 1, 2012 as reported by Statistics Canada.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2012

ECONOMIC PERFORMANCE AND OUTLOOK

Given the challenging global economic climate, real GDP growth in Manitoba is slower than was anticipated at Budget 2012. Economic performance has been reflected in solid gains in housing, capital investment and crop production. Demand for goods and services, on the other hand, has softened with exports declining and retail sales growth slowing to a three-year low in 2012.

Inflation adjusted GDP in Manitoba slowed to an estimated 2.2% growth in 2012, down from 2.3% in the previous two years. From 2007 to 2012, the economy expanded on average 2.1% annually, the second highest growth among provinces and above the Canadian average rate of 1.1%.

Based on Manitoba Finance’s survey of economic forecasters, real GDP is expected to further slow in 2013 to 1.9%. The survey also shows the Canadian economy slowing to 1.7% growth in 2013, down from 1.8% in 2012.

Global economic activity weakened through 2011 and 2012 after sharply recovering from the 2008/2009 recession. The sovereign debt situation in Europe, fiscal consolidation in advanced economies, uncertainty about U.S. fiscal developments, and slower growth in China are factors weighing on global consumer and business sentiment.

According to the International Monetary Fund, world growth slowed to 3.2% in 2012, following 3.9% and 5.1% growth in 2011 and 2010, respectively. Growth is forecast to moderately improve in 2013 to 3.5%.

With decelerating global economic activity, Manitoba’s foreign exports decreased in 2012. Merchandise exports fell 5.2% to $11.1 billion. With reduced grain, oilseeds and mineral shipments, exports to non-U.S. markets fell 19.1%. Grain and oilseeds shipments were down due to low inventory levels and low yields in 2010 and 2011. Last year, improvement in the U.S. housing sector provided an important lift to Manitoba exports, increasing U.S. destined exports by 3.8%.

The Consumer Price Index (CPI) increased by 1.6% in 2012, down from 3.0% in 2011, but above the national increase of 1.5%. Tobacco and alcohol, food, shelter and household operations boosted overall consumer prices, while recreation and education, clothing, and health and personal care costs eased pressure on prices. For 2013, Manitoba Finance’s survey of economic forecasters indicates the CPI will remain unchanged at 1.6% in Manitoba.

Labour market performance in Manitoba remains balanced with employment and the labour force growing at about the same pace. Last year, employment increased 0.9%, while the labour force increased 0.8%. In 2012, private sector employment increased 1.6% and public sector employment decreased 1.1%. In addition, full-time employment increased 1.1% and part-time employment increased 0.1%. The unemployment rate averaged 5.3% in 2012, third lowest among provinces and below the national average of 7.2%.

In line with steady growth in the labour market, compensation of employees (labour income) is expanding at a similar pace to the national average. Last year, incomes increased 4.3%, fourth among provinces and above the 4.2% national increase.

Manitoba retail sales increased 1.4% in 2012, down from 4.3% in 2011 and the weakest in three years. Sales were tempered by a 6.4% drop in electronic and appliance store sales, and by a 1.8% drop in gasoline store sales. New motor vehicle sales, on the other hand, remain solid, increasing 7.6% in 2012 following a 7.0% increase in 2011, both above the national increase.

Manitoba’s manufacturing sales slowed to 1.4% growth in 2012, following 6.2% in 2011. Sales decreased in printing material, food products, chemicals, and plastic and rubber

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2012

products. The principal increases are in wood products, aerospace parts, machinery equipment and electrical appliances.

Population growth has been a key factor supporting economic development in the province. Over the last five years, population has increased by 1.2% annually, the best five-year compounded growth since 1971. Over the last three years, Manitoba’s annual growth in population has surpassed the national increase. Total population in Manitoba is estimated at 1,274,279 (January 2013), an annual increase of 14,904 persons.

Reflecting the stable interest rate environment and strong population growth, Manitoba’s housing sector has been among the strongest in Canada. Since 2009, province-wide housing starts have increased 74%, the second strongest among provinces and well above the national increase of 44%. In 2012, housing starts increased 19.1% in Manitoba and 10.8% in Canada. A 36% increase in construction of multiple units in the province (apartments and semi-detached homes) is complemented by a 9% increase in single-detached family unit starts.

Manitoba’s economy continues to benefit from a sharp increase in capital spending on residential and non-residential projects. Over the last five years, Statistics Canada estimates that investments increased 38% in Manitoba, the third-highest increase among provinces and double the 19% national increase. Revised estimates show capital spending increased 9.7% in 2012, the third highest among provinces.

Total capital investment for 2013 is forecast to increase 8.5%. This is the second-highest provincial increase and above Canada’s 1.7% increase. Private capital investment for 2013 is forecast to increase by 6.3% in 2013, while public investment is expected to grow by 12.9%.

In 2012, the value of building permits issued in Manitoba increased 34.9%, the highest growth among provinces and above the national increase of 9.3%. Manitoba residential permits increased 24.0% and non-residential permits increased 53.8%. Non-residential building permits were supported by industrial permits (126.6%), commercial permits (41.2%) and institutional permits (37.9%).

The agriculture sector experienced a sharp rebound in 2012 as crop production recovered after being hampered by poor weather-related conditions in the previous two years. Statistics Canada estimates that the volume of Manitoba wheat and canola production increased 76% and 20%, respectively. Barley harvest is estimated to have increased 137%.

Increased crop production significantly rebuilt farm inventories. Wheat stocks more than doubled in December 2012 compared to the same time in 2011. Canola stocks increased 28% and barley stocks increased 67%.

For monthly updates and more details please see the Manitoba Economic Highlights and Statistics at:

http://www.gov.mb.ca/finance/pdf/highlights.pdf & http://www.gov.mb.ca/finance/pdf/statistics.pdf

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2012

2012/13 Core Government Revenue by Source	Appendix I

UNAUDITED

	Year-to-Date to December 31				Full Year
	2012/13			2011/12	2012/13			2011/12
($000s)	Actual	Estimated	Variance	Actual	Forecast	Budget	Variance	Actual

Income taxes
Individual Income Tax	2,067,699	2,038,494	29,205	1,937,745	2,843,600	2,796,300	47,300	2,682,506
Corporation Income Tax	312,246	315,714	(3,468)	273,115	447,000	405,500	41,500	423,598

Subtotal: Income Taxes	2,379,945	2,354,208	25,737	2,210,860	3,290,600	3,201,800	88,800	3,106,104

Other Taxes
Corporations Taxes	146,087	146,127	(40)	134,267	210,400	215,400	(5,000)	186,036
Fuel Taxes	228,726	227,340	1,386	186,524	301,511	296,500	5,011	240,352
Land Transfer Tax	63,589	60,958	2,631	55,346	74,900	66,200	8,700	67,314
Levy for Health and Education	311,781	309,781	2,000	296,585	410,000	410,000	-	396,199
Mining Tax	24,963	35,000	(10,037)	35,300	30,000	35,000	(5,000)	61,442
Retail Sales Tax	1,356,660	1,374,340	(17,680)	1,307,505	1,779,139	1,834,100	(54,961)	1,702,233
Tobacco Tax	193,250	194,645	(1,395)	189,226	256,388	256,400	(12)	248,591
Other Taxes	7,890	9,055	(1,165)	13,654	13,400	14,705	(1,305)	13,677

Subtotal: Other Taxes	2,332,946	2,357,246	(24,300)	2,218,407	3,075,738	3,128,305	(52,567)	2,915,844

Fees and Other Revenue
Fines and Costs and Other Legal	38,395	38,486	(91)	36,478	51,372	51,538	(166)	48,183
Minerals and Petroleum	15,145	18,055	(2,910)	27,252	23,466	28,820	(5,354)	41,099
Automobile and Motor Carrier Licences and Fees	120,818	106,992	13,826	102,447	147,517	147,026	491	137,052
Parks: Forestry and Other Conservation	27,282	28,325	(1,043)	22,924	31,853	33,088	(1,235)	29,795
Water Power Rentals	82,488	80,469	2,019	85,774	109,478	117,800	(8,322)	112,070
Service Fees and Other Miscellaneous Charges	69,104	75,825	(6,721)	66,468	198,867	218,624	(19,757)	121,822
Revenue Sharing from SOAs	19,823	19,823	-	19,073	26,930	26,180	750	25,430

Subtotal: Fees and Other Revenue	373,055	367,975	5,080	360,416	589,483	623,076	(33,593)	515,451

Federal Transfers
Equalization	1,454,295	1,454,295	-	1,525,247	1,871,961	1,872,000	(39)	1,941,727
Canada Health Transfer (CHT)	795,932	796,842	(910)	749,846	1,056,343	1,062,500	(6,157)	999,852
Canada Social Transfer (CST)	322,847	322,254	593	312,145	431,033	429,200	1,833	417,059
Health Funds	6,801	6,761	40	6,791	9,000	9,000	-	9,066
Infrastructure Renewal	-	-	-	-	28,867	28,800	67	27,484
Manitoba Floodway Expansion	-	-	-	2,160	10,000	10,000	-	9,918
Shared Cost and Other Transfers	107,600	104,274	3,326	231,528	192,851	187,745	5,106	647,899

Subtotal: Federal Transfers	2,687,475	2,684,426	3,049	2,827,717	3,600,055	3,599,245	810	4,053,005

Net Income of Government
Business Enterprises (GBEs)
Manitoba Liquor Control Commission	164,000	161,500	2,500	155,557	264,832	260,452	4,380	254,270
Manitoba Lotteries Corporation	246,000	252,000	(6,000)	252,000	322,348	346,000	(23,652)	342,876

Subtotal: Net Income of GBEs	410,000	413,500	(3,500)	407,557	587,180	606,452	(19,272)	597,146

Total Revenue	8,183,421	8,177,355	6,066	8,024,957	11,143,056	11,158,878	(15,822)	11,187,550

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2012

2012/13 Core Government Expenditure by Sector/Department UNAUDITED	Appendix II

	Year-to-Date to December 31				Full Year
	2012/13			2011/12	2012/13				2011/12
($000s)	Actual	Estimated	Variance	Actual[1]	Forecast	Budget[2]	Variance		Actual[1]

Health and Healthy Living
Health	3,743,205	3,784,054	(40,849)	3,576,726	5,044,515	5,094,313	(49,798)		4,845,688
Healthy Living, Seniors and Consumer Affairs	42,449	46,064	(3,615)	44,079	57,895	58,655	(760)		55,733

Total Health and Healthy Living	3,785,654	3,830,118	(44,464)	3,620,805	5,102,410	5,152,968	(50,558)		4,901,421

Education
Advanced Education and Literacy	516,193	527,832	(11,639)	498,526	684,342	689,205	(4,863)		654,090
Education	1,204,633	1,205,905	(1,272)	1,220,871	1,639,376	1,632,689	6,687		1,607,470

Total Education	1,720,826	1,733,737	(12,911)	1,719,397	2,323,718	2,321,894	1,824		2,261,560

Family Services
Children and Youth Opportunities	30,680	36,335	(5,655)	35,189	43,473	45,589	(2,116)		41,000
Family Services and Labour	768,638	770,600	(1,962)	710,545	1,078,938	1,033,716	45,222		1,007,646

Total Family Services	799,318	806,935	(7,617)	745,734	1,122,411	1,079,305	43,106		1,048,646

Community, Economic and Resource Development
Aboriginal and Northern Affairs	24,191	27,458	(3,267)	23,349	34,501	35,563	(1,062)		38,167
Agriculture, Food and Rural Initiatives	132,962	132,999	(37)	156,483	241,026	226,988	14,038		394,264
Conservation and Water Stewardship	119,526	124,360	(4,834)	114,568	161,171	161,771	(600)		157,101
Entrepreneurship, Training and Trade	413,409	412,777	632	404,909	583,553	581,233	2,320		579,436
Housing and Community Development	76,120	76,390	(270)	67,714	79,193	80,445	(1,252)		83,651
Infrastructure and Transportation	467,002	472,251	(5,249)	414,487	648,880	654,446	(5,566)		603,475
Innovation, Energy and Mines	64,171	69,934	(5,763)	69,661	87,026	88,434	(1,408)		115,495
Local Government	222,292	223,217	(925)	214,644	358,301	363,987	(5,686)		317,954

Total Community, Economic and Resource Development	1,519,673	1,539,386	(19,713)	1,465,815	2,193,651	2,192,867	784		2,289,543

Justice and Other Expenditures
Legislative Assembly	27,022	28,782	(1,760)	39,342	40,296	40,181	115		52,274
Executive Council	3,045	3,062	(17)	3,334	3,710	3,927	(217)		4,319
Civil Service Commission	15,491	15,999	(508)	14,957	21,284	21,643	(359)		20,429
Culture, Heritage and Tourism	48,723	49,072	(349)	48,758	60,732	61,400	(668)		63,289
Employee Pensions and Other Costs	(4,065)	(4,369)	304	(4,384)	13,461	16,933	(3,472)		9,745
Finance	41,147	47,396	(6,249)	73,050	67,447	69,004	(1,557)		88,575
Immigration and Multiculturalism	26,275	29,963	(3,688)	24,787	45,968	41,776	4,192		41,408
Justice	334,984	339,820	(4,836)	303,743	499,264	468,362	30,902		457,017
Sport	9,001	9,034	(33)	8,905	11,970	11,970	-		11,956
Enabling Appropriations	2,217	3,018	(801)	2,897	6,111	11,101	(4,990)		3,337
Other Appropriations	39,123	1,251	37,872	390,980	77,859	72,175	5,684		607,681

Total Justice and Other Expenditures	542,963	523,028	19,935	906,369	848,102	818,472	29,630		1,360,030

Debt Servicing Costs	165,983	141,743	24,240	191,392	235,000	258,000	(23,000)		236,411
Program Portfolio Management Reviews	-	-	-	-	-	(128,000)	128,000	[3]	-

Total Expenditure	8,534,417	8,574,947	(40,530)	8,649,512	11,825,292	11,695,506	129,786		12,097,611

Subtract: Total Revenue Estimate (Appendix I)	8,183,421	8,177,355	6,066	8,024,957	11,143,056	11,158,878	(15,822)		11,187,550

In-Year Adjustment/Lapse	-	-	-	-	(16,500)	(32,500)	16,000		-

Net Result for the Year	(350,996)	(397,592)	46,596	(624,555)	(665,736)	(504,128)	(161,608)		(910,061)

Transfer from Fiscal Stabilization Account	-	-	-	-	12,065	56,065	(44,000)		45,401

NET INCOME (LOSS)	(350,996)	(397,592)	46,596	(624,555)	(653,671)	(448,063)	(205,608)		(864,660)

1.	For comparative purposes the 2011/12 Actual has been re-stated to reflect the 2012/13 appropriation structure.
2.	Budget figures are adjusted to include Enabling Appropriations.
3.	Reductions related to the Program Portfolio Management Review have been included in each department’s forecast amount.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2012

2012/13 Core Government Capital Investment UNAUDITED	Appendix III

	Year-to-Date to December 31				Full Year	Full Year

	2012/13			2011/12	2012/13	2012/13		2011/12

($000s)	Actual	Estimated	Variance	Actual	Forecast	Budget[1]	Variance	Actual

General Assets
Government Services Capital Projects	65,333	68,953	(3,620)	75,370	95,826	128,346	(32,520)	100,248
Transportation Equipment and Aircraft	24,475	33,361	(8,886)	58,844	36,107	42,164	(6,057)	69,752
Information Technology Projects	4,826	5,944	(1,118)	6,972	14,591	31,688	(17,097)	14,742
Other Equipment and Buildings	16,971	19,776	(2,805)	4,860	35,261	43,267	(8,006)	12,198

	111,605	128,034	(16,429)	146,046	181,785	245,465	(63,680)	196,940

Infrastructure Assets
Provincial Roads, Highways and Airport Infrastructure	220,473	241,522	(21,049)	245,712	311,083	352,045	(40,962)	305,839
Manitoba Floodway Expansion	58,903	63,903	(5,000)	54,966	100,000	100,000	-	95,652
Water Related Infrastructure	8,549	11,752	(3,203)	62,486	17,900	27,800	(9,900)	55,111
Parks, Cottage and Camping Projects	10,551	10,888	(337)	9,835	21,024	25,600	(4,576)	14,431

	298,476	328,065	(29,589)	372,999	450,007	505,445	(55,438)	471,033

Total Capital Investment	410,081	456,099	(46,018)	519,045	631,792	750,910	(119,118)	667,973

1. Budget figures are adjusted to include Enabling Appropriations.